Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

S-8

ACTUATE THERAPEUTICS, INC.

Table 1: Newly Registered Securities

Security Type	Security Class Title	Notes	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Equity	Common stock	(1)	Other	1,162,260	$2.9750	$3,457,724.00	0.0001381	$477.51

Total Offering Amounts:						$3,457,724.00		477.51
Total Fee Offsets:								0.00
Net Fee Due:								$477.51

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Offering Note(s)

(1)	(a) In accordance with Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), this registration statement shall be deemed to cover an indeterminate number of additional shares of Common Stock to be offered or issued from stock splits, stock dividends or similar transactions.

(b) Estimated solely for the purpose of calculating the amount of the registration fee and calculated pursuant to Rule 457(h)(1) under the Securities Act.